Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Partners
Duke Realty Limited Partnership:

We consent to incorporation by reference in the registration statements No. 333-108557-01, No. 333-120492-01 and No. 333-136173-01 on Form S-3 of Duke Realty Limited Partnership of our report dated March 10, 2006, except as to notes 6 and 8, which are as of November 14, 2006, relating to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule III, which report appears in the current report on Form 8-K of Duke Realty Limited Partnership dated November 14, 2006.

/s/ KPMG LLP
Indianapolis, Indiana
November 14, 2006